Filed by ADS-TEC Energy Public Limited Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

European Sustainable Growth Acquisition Corp.
(Commission File No. 001-39917)
Commission File No. for related Registration Statement: 333-260312 ads-tec Energy GmbH, Heinrich-Hertz-Str.1, 72622 Nürtingen, Germany

To whom it may concern

Date 21-12-10

Update on merger between the European Sustainable Growth Corp. and ADS-TEC Energy (Nasdaq: EUSG and ADSE)

Dear Investor,

A lot has happened since we announced the signing of the business combination agreement on Aug 10, 2021, just over 3 months ago.

●	ADS-TEC Energy has significantly accelerated its strategic growth plan and entered the U.S. market with the establishment of a US subsidiary, a year earlier than originally planned due to the market opportunities identified.

●	Our research shows that Ultra-fast battery buffered charging can result in significant lower total cost of ownership to charging operators than upgrading the grid

●	While we have strong capacity in Europe, we are currently identifying site options for a second assembly and service plant in the US

●	We have hired a new global Chief Sales Officer, John Neville, an infrastructure sales veteran with experience from Verizon and Ericsson. He is ramping-up a US sales team to lay the foundation for growth

●	We published a White Paper recently, addressing barriers to EV scale up and educating the market about the advantages of battery-buffered ultra-fast charging

●	We publicly filed a registration statement on Form F-4 with the SEC on Oct 18, which we amended on Nov 10 and Nov 26, and the F-4 was declared effective by the SEC on December 7. Read more.

●	We held roadshows in Europe and US during Oct and Nov, and we welcome the continued dialogue with investors. Should you wish to speak with us, please feel free to reach out at info@esgrowthpartners.com.

ads-tec Energy GmbH Heinrich-Hertz-Straße 1 D-72622 Nürtingen	Tel.: +49 7022 2522-0 Fax: +49 7022 2522-400 www.ads-tec.com, mailbox@ads-tec.de	CEO: Thomas Speidel, Robert Vogt VAT.: DE31 56 72 626 Registry court Stuttgart HRB 762810	Baden-Württembergische Bank IBAN: DE88600501010405071830 BIC: SOLADEST600

We have also made several announcements – just a few of our recent press releases include:

Purchase Agreement with Major European energy supplier Purchase agreement with major European energy supplier for ultra-fast charging systems. Read more

Initial Order by Smart City Capital Announcement of initial order for ultra-fast charging units in Miami Dade County. Read more.

Joint Venture with Polar Structure

Joint Venture with Polar Structure AB to create ‘Infrastructure as a Service’ Model for Electric Vehicle Charging Infrastructure Buildout in the Nordics, including first order placement.

Read more.

Agreement with Wenea Wenea and ADS-TEC Energy sign an agreement to build fast charging stations in Spain using battery systems. Read more.

COP26 COP26 – ADS-TEC Energy signs onto COP26 Joint Declaration on Transition to Zero Emission Vehicles. Read more.

Electric vehicle event in Washington, DC We had great visibility with our demo at a Department of Transportation event in Washington, DC. PETE BUTTIGEG VIDEO

-	Cheddar TV – CEO Thomas Speidel commenting on Rivian and EVs. https://cheddar.com/media/electric-truck-maker-rivian-value-surpasses-established-car-giants-gm-and-ford
-	TD Ameritrade Network: “EUSG, EVGO, Wolf, Investing in Sustainability,” Interview with Pieter Taselaar o https://tdameritradenetwork.com/video/rB4A-H0UF2eBfRXSEJAAjw
-	SeekingAlpha podcast – Pieter Taselaar https://podcasts.apple.com/us/podcast/alpha-trader-talks-ev-infrastructure-plays-with-pieter/id1481726535?i=1000543597488

Timeline and next steps:

●	In order to ensure appropriate delivery times of proxy materials and enable sufficient time to vote, the shareholder EGM will be moved from December 15th to December 21st

●	The expected closing date is December 22nd.

●	The expected trading date is December 23rd

Thank you for your attention.

Pieter Taselaar and Thjis Hovers Co-CEOs, EUSG

Thomas Speidel, CEO ADS-TEC Energy

Please contact us with any questions, info@esgrowthpartners.com

Also please feel free to follow us on social media:

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Legend Information

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included herein, regarding the proposed merger of European Sustainable Growth Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 367833 (“EUSG”) into EUSG II Corporation, an exempted company incorporated in the Cayman Islands with limited liability under company number 379118 (“EUSG II”) and the proposed acquisition of the shares of ads-tec Energy GmbH, based in Nürtingen and entered in the commercial register of the Stuttgart Local Court under HRB 762810 (“ADS-TEC Energy”) by ads-tec Energy plc, an Irish public limited company duly incorporated under the laws of Ireland and a wholly owned subsidiary of EUSG (“Irish Holdco”), Irish Holdco’s and EUSG’s ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and Irish Holdco’s future financial performance following the transaction, as well as Irish Holdco’s and EUSG’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Irish Holdco and EUSG disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Irish Holdco and EUSG caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Irish Holdco and EUSG. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) risks related to the rollout of ADS-TEC Energy’s business and expansion strategy; (4) consumer failure to accept and adopt electric vehicles; (5) overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated; (6) the possibility that ADS-TEC Energy’s technology and products could have undetected defects or errors; (7) the effects of competition on ADS-TEC Energy’s future business; (8) the inability to successfully retain or recruit officers, key employees, or directors following the proposed business combination; (9) effects on Irish Holdco’s public securities’ liquidity and trading; (10) the market’s reaction to the proposed business combination; (11) the lack of a market for Irish Holdco’s securities; (12) Irish Holdco’s financial performance following the proposed business combination; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that the novel coronavirus (“COVID-19”) may hinder ADS-TEC Energy’s and EUSG’s ability to consummate the business combination; (16) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of ADS-TEC Energy, Irish Holdco or EUSG; (17) the possibility that ADS-TEC Energy or EUSG may be adversely affected by other economic, business, and/or competitive factors; and (18) other risks and uncertainties indicated from time to time in documents filed or to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by EUSG. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Irish Holdco’s and EUSG’s expectations and projections can be found in EUSG’s initial public offering prospectus, which was filed with the SEC on January 22, 2021. In addition, EUSG’s periodic reports and other SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A full description of the terms of the proposed business combination is provided in the registration statement on Form F-4 filed with the SEC by Irish Holdco (as amended from time to time, the “Registration Statement”), which includes a prospectus with respect to the Irish Holdco securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of EUSG to vote on the business combination. The Registration Statement was declared effective by the SEC on December 7, 2021 and the definitive proxy statement/prospectus has been mailed to EUSG’s shareholders. Investors and security holders of EUSG are urged to read the proxy statement/prospectus and documents incorporated by reference therein before making any voting or investment decision with respect to the proposed business combination because they contain important information about the business combination and the parties to the business combination. Investors and shareholders will be able to obtain free copies of the materials filed by Irish Holdco and EUSG with the SEC at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Irish Holdco, EUSG, Bosch Thermotechnik GmbH, ADS-TEC Holding GmbH and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EUSG in connection with the proposed transaction. You can find more information about EUSG’s directors and executive officers in EUSG’s initial public offering prospectus, which was filed with the SEC on January 22, 2021, and its Forms 10-Q filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus on file with the SEC.

Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.